FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 9, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Optibase Ltd. (the “Company”) hereby announces that the Company’s compensation committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the “Regulations”), the coverage of the liability of Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary Optibase Inc., and the coverage of the liability of Mr. Rouven Schwarz, a member of the Company’s board of directors, both affiliated with the Company’s controlling shareholder and the coverage of the liability of Mr. Amir Philips, the Chief Executive Officer of the Company under the Company’s directors’ and officers’ liability insurance policy, as described below (the “Policy”).

The purchase by the Company of an insurance policy covering the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries for the period commencing on September 1, 2015 and ending on August 31, 2016. The coverage amount under such policy and the yearly premium to be paid by the Company for such policy are US $19,000,000 and US $94,000, respectively; and

the terms of the Policy is in accordance with the Company’s compensation policy and in accordance with the framework resolution with respect to the purchase by the Company, from time to time, of directors’ and officers’ liability insurance policies, including as directors or officers of the Company’s subsidiaries (the “Framework Resolution”), as approved by the Company’s shareholders at the annual general meeting held at December 19, 2013. For further details regarding the Company’s compensation policy and the Framework Resolution, see the Company’s Proxy Statement dated November 13, 2013.

The Company’s compensation committee and board of directors determined that the coverage of Mr. Wyler, Mr. Schwarz and Mr. Philips’ liability under the Policy complies with the terms of Section 1B(5) of the Regulations for the following reasons: (a) the coverage of Mr. Wyler, Mr. Schwarz and Mr. Philips’ liability under the Policy is identical to the coverage of the liability of all other directors and officers of the Company under the Policy; (b) the terms of the coverage of Mr. Wyler, Mr. Schwarz and Mr. Philips’ liability under the Policy are on market terms; and (c) the coverage of Mr. Wyler, Mr. Schwarz and Mr. Philips’ liability under the Policy may not substantially influence the Company’s profitability, assets or liabilities.

Under Section 1C of the Regulation, each shareholder that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the coverage of Mr. Wyler and Mr. Schwarz and Mr. Philips’ liabilities under the Policy pursuant to Section 1B(5); provided, however, that such objection has been submitted to the Company within 14 days as of the date of this report on Form 6-K. If such objection is received by the Company within such 14-day period, the coverage of Mr. Wyler Mr. Schwarz and Mr. Philips’ liabilities under the Policy will require shareholders’ approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 9, 2015